

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Kevin Chin
Chief Executive Officer
VivoPower International PLC
The Scalpel, 18th Floor, 52 Lime Street
London EC3M 7AF
United Kingdom

> **Re: VivoPower International PLC**
> **Form 20-F for the Fiscal Year ended June 30, 2023**
> **Filed October 2, 2023**
> **File No. 001-37974**

Dear Kevin Chin:

We have reviewed your March 7, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

Form 20-F for the Fiscal Year ended June 30, 2023

Operating and Financial Review and Prospects
A. Operating Results
Overview
Non-IFRS Financial Information, page 3

1. We have reviewed the clarifying disclosures proposed in your response to prior comment 1, regarding the circumstances underlying various adjustments made in computing your non-IFRS measure, and have the following additional points for you to address.

    *   Confirm, if true, that amounts on the line item "Restructuring and other non-recurring costs" in your non-IFRS reconciliation include all of the components that are listed in the corresponding table within Note 8 on page F-26 of the amendment that you filed

on February 21, 2024. However, if this is the not the case, please clarify the composition and explain your rationale for any selectivity in this regard.

- Given your characterization of the $3.9 million charge for an extreme weather event, and the $1.9 million charge for border closures impacting your Blue Grass project as non-recurring costs, explain to us why these are not included in the table referenced in the preceding point, explain how these are presented in your income statement, and discuss your rationale for the apparent inconsistency in characterizing these events.

- Expand your discussion and analysis under the Income Statement from continuing operations section beginning on page 6 of your most recent amendment to more thoroughly discuss the circumstances underlying the two events referenced in the preceding point, as well as the provision for fiscal refunds; it should be clear how these events have hindered your ability to conduct operations, and why you consider these events to be unique, non-recurring, and uncharacteristic of normal operations.

- Reposition items that are incremental to the Restructuring and other non-recurring costs reported in Note 8 on page F-26 of the amendment that you filed on February 21, 2024 as separate adjustments in your non-IFRS reconciliation.

- Expand your footnotes to the reconciliation as necessary to clarify the nature of any material components of the adjustments sufficiently to understand why you believe investors should consider the charges separately from your non-IFRS measure, whether you regard the charges as avoidable or unavoidable, and the reasons you do not expect these or any similar charges to reoccur.

Please contact Yong Kim at 202-551-3323 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation